Beautiful Game, Inc.

FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

(unaudited)

BEAUTIFUL GAME, INC.

INDEX TO REPORT

NOVEMBER 30, 2019

_____

		Beautiful Game, Inc.				
		Balance Sheet				
		As of December 31,				
			2019			2018
		Assets				
Current Assets						
Cash			$ 99,715		$	414,043
Accounts Receivable			33,608			17,049
Other Current Assets			12,659			46,917
Prepaid Assets			26,235			-
Total Current Assets			172,217			478,009
Property and equipment, net of accumulated depreciation $3,858			18,657			-
Intangible Assets, net of amortization $3,366			210,586			210,586
Total Assets			$ 401,460		$	688,595
		Liabilities				
Current Liabilities						
Accounts Payable			$ 19,259		$	46,949
Line of Credit			-			25,000
Deferred Revenue			1,035			2,000
Season Ticket Deposits			1,700			-
Other Accrued liabilities			19,366			72,055
			41,360			146,004
		Stockholder's Equity				
Stockholder's Equity						
Common stock – no par value, 30,556 and 23,584 shares issued and outstanding; 45,000 authorized			-			-
Additional paid in capital			1,520,707			647,956
Accumulated deficit			(1,160,607)			(105,365)
Total Equity			360,100			542,591
TOTAL LIABILITIES AND EQUITY			$ 401,460		$	688,595

Beautiful Game, Inc.
Statement of Operations And Retained Earnings (Accumulated Deficit)

	Year ending December 31, 2019		Period ending December 31, 2018
Sales	$ 1,009,938		$ -
Cost of Sales	757,397		-
Gross Profit	252,541		-
General And Administrative Expenses	1,309,448		105,365
(Loss) income from operations	(1,056,907)		(105,365)
Other Income			
Interest Income	4,783		-
(Loss) Income Before Income Taxes	(1,052,124)		(105,365)
Income Tax Expense	3,118		-
Net (Loss) Income	(1,055,242)		(105,365)
Retained earnings – beginning of year	(105,365)		-
Retained earnings (accumulated deficit) – end of year	$ (1,160,607)		$ (105,365)

		Year ending December 31, 2019		Period ending December 31, 2018
Beautiful Game, Inc.				
Statement of Cashflows				
Cash Flow From Operating Activity				
Net Loss		$ (1,055,242)		$ (105,365)
Amortization		-		2,366
Depreciation		3,858		-
Changes in assets and liabilities:				
Changes in accounts receivable		(16,559)		(17,049)
Changes in other current assets		8,023		(46,917)
Changes in accounts payable		(27,690)		46,949
Changes in other liabilities		(51,954)		74,055
Total cash outflows from operating actives		(1,139,564)		(45,961)
Cash Flows From Investing Activity				
Capital expenditures		(22,515)		-
Intangible assets		-		(212,952)
Total Cash outflow from Investing		(22,515)		(212,952)
Cash Flows From Financing Activity				
Loan Repayment		(25,000)		25,000
Capital Paid In		872,751		647,956
Total Cash inflows from financing		847,751		672,956
Net Change in Cash		(314,328)		414,043
Cash Beginning of the Year		414,043		-
Cash - End of the Year		$ 99,715		$ 414,043
Supplemental Disclosure Of Cash Flow Information				
Cash paid for Interest		$ 426		$ 16
Cash paid for taxes		$ 3,188		$ -

BEAUTIFUL GAME, INC.

NOTES TOFINANCIAL STATEMENT

December 31, 2019

NOTE 1 –NATURE OF OPERATIONS

Beautiful Game, Inc. (the "Company") was incorporated as a C-corporation as of November 8, 2018 in the state of Tennessee. The Company manages a soccer team that competes in the National Independent Soccer Association. The National Independent Soccer Association (NISA) is a third-tier American professional soccer league. The Company generates a bulk of its revenues through game ticket sales and team merchandise sales. The accompanying financial statement is presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Contingent Risk Regarding Cash Balances

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

From time to time the Company has on deposit, in institutions whose accounts are insured by the Federal Deposit Insurance Corporation (FDIC), funds that total in excess of the insured maximum. The at-risk amount is subject to significant fluctuations on a daily basis throughout the year. The Company does not believe it is exposed to any significant risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of amounts due from sponsorships. Management considers all trade receivables 30 days past due as delinquent. Interest is not charged on accounts considered delinquent. The Company has evaluated their receivables and does not believe an allowance for doubtful accounts is necessary.

Advertising and Promotion Costs

Advertising costs are expensed as incurred. During the year ended December 31, 2019 and period ending 2018 the Company incurred advertising expenses of $256,516 and $3,443, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those

temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Uncertain Tax Positions

The Company follows the guidance of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes, Accounting for Uncertainty in Income Taxes. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company's evaluation was performed from inception through December 31,2019, for U.S. federal income tax and state income tax for Tennessee, the period which remain subject to examination by major tax jurisdictions as of December 31,2019.

Interest Expense

The Company recognizes interest expense at the earlier of when incurred or when paid, with certain exceptions.

Revenue Recognition

The Company's primary income is from the sale of tickets to sporting events, the sale of merchandise, and sponsorship revenue. Revenues from ticket sales are recognized when the tickets are used. Revenues from annual pass sales are recognized ratably over the period for which the pass is available for use. Merchandise licensing royalty payments are recognized when the licensed product is sold by the licensee. Sponsorship revenue is recognized pro-rata over the term of the sponsorship agreement.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3–LINE OF CREDIT

The Company has a $30,000 line of credit agreement with First Bank. The line has a stated interest rate of 4.75 %. The balance on the line of credit as of December 31, 2019 was $0.

NOTE 4–COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims that arise in the normal course of business. Management believes that any liability it may incur would not have a material adverse effect on its financial condition or its results of operations.

NOTE 5–SUBSEQUENT EVENTS

Between January 6th and January 9th, 2020, the Chattanooga Football Club issued additional Class A shares of stock for a total of $605,000 in equity.

On March 13th, 2020 NISA suspended games through May 15th, 2020 under the guidance of the center for disease control. In April NISA canceled the Spring season.